February 4, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

Office of Finance

100 F Street, NE

Washington, DC 20549

Attention:	Ms. Michelle Miller
Mr. Robert Telewicz
Ms. Lulu Cheng
Mr. John Dana Brown

Re:	Coinbase Global, Inc.
Form 10-K for Fiscal Year Ended December 31, 2022
Form 10-K for Fiscal Year Ended December 31, 2023
Form 10-Q for Fiscal Quarter Ended September 30, 2024
Response dated November 15, 2024
File No. 001-40289

Ladies and Gentlemen:

We have received your letter on behalf of our client, Coinbase Global, Inc. (the “Company”), dated January 23, 2025 (the “Staff Comment Letter”), conveying comments of the staff (the “Staff”) of the Securities and Exchange Commission regarding the above-referenced filings. In the Staff Comment Letter, you requested that the Company respond to the Staff’s comments within 10 business days or advise when it would provide a response. Per our telephone conversation on February 4, 2025, on behalf of the Company, we advised the Staff that the Company will file a response by February 13, 2025, which is the date on which the Company anticipates filing its Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

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Securities and Exchange Commission

February 4, 2025

Should the Staff have additional questions regarding the foregoing, please do not hesitate to contact me at (650) 335-7613 or Michael Brown at (415) 875-2432.

Sincerely,

/s/ Ran Ben-Tzur

Ran Ben-Tzur
Partner
Fenwick & West LLP

CC:	Brian Armstrong

Alesia Haas

Paul Grewal, Esq.

Molly Abraham, Esq.

Coinbase Global, Inc.

Michael Brown, Esq.

Jennifer Hitchcock, Esq.

Fenwick & West LLP